Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Nine Months Ended 31 December 2017
Key Information	Nine Months Ended 31 December 2017
	FY2018 US$M	FY2017 US$M	Movement
Net Sales From Ordinary Activities	1,528.6	1,427.3	Up	7%
Profit From Ordinary Activities After Tax Attributable to Shareholders	203.7	232.0	Down	12%
Net Profit Attributable to Shareholders	203.7	232.0	Down	12%
Net Tangible (Liabilities) Assets per Ordinary Share	US$(0.39)	US$(0.61)	Up	37%

Dividend Information

•	A FY2018 first half ordinary dividend (“FY2018 first half dividend”) of US10.0 cents per security is payable to CUFS holders on 23 February 2018.

•
The record date to determine entitlements to the FY2018 first half dividend was 13 December 2017 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	The FY2018 first half dividend and future dividends will be unfranked for Australian taxation purposes.

•
The company will be required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

•
The Australian currency equivalent amount of the FY2018 first half dividend to be paid to CUFS holders will be announced after the record date. The amount payable to shareholders who have elected to receive their dividend in NZ dollars or British pounds will also be announced on the same date.

•	No dividend reinvestment plan is currently in operation for the FY2018 first half dividend.

•	The FY2017 second half ordinary dividend (“FY2017 second half dividend”) of US28.0 cents per security was paid to CUFS holders on 4 August 2017.

Movements in Controlled Entities during the nine months ended 31 December 2017

There were no movements in controlled entities during the nine months ended 31 December 2017.

Review

The results and financial information included within this nine months report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 3rd Quarter and Nine Months Ended 31 December 2017

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2017 Annual Report which can be found on the company website at www.jameshardie.com.